U.S SECURITIES AND EXCHANGE COMMISSION
					WASHINGTON, D.C. 20549


					     FORM 12B-25										      NOTIFICATION OF LATE FILING

			Form N-SAR for Period Ended March 31, 1998


Part I - Registrant Information

			 	Cardinal Aggressive Growth Fund

Part II - Rules 12b-25 (b) and   (c)

If the subject could not be filed without reasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate).

[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without reasonable effort of expense:

[X]	(b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form  20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or
the subject quarterly report or transition report in Form   10-Q, portion
thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by
Rule 12b-25(c)has been attached  if applicable.



Part III - Narrative


Reports required to answer several of the items have been unavailable from the Fund's various agents due to a change in the manner in which the needed reports are produced. This change caused the Fund time delays in obtaining the necessary information.



Part IV - Other Information


(1)  Name and telephone number of person to contact in regard to this notification:
		Steve McCabe		(513)579-4105
		Fifth Third Bank, Inc.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 of section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
is no, identify report(s).                [X] Yes            [ ] No

(3) Is it anticipated that any significant change of operations from the corresponding period for fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                           [ ] Yes            [X] No


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  June 1, 1998      		By    Jim Schrack

				      Jim Schrack
				      Treasurer
				      Cardinal Funds